HESKETT & HESKETT

ATTORNEYS AT LAW

JOHN HESKETT               2401 NOWATA PLACE, SUITE A  TELEPHONE  (918) 336-1773

JACOB HESKETTBARTLESVILLE, OKLAHOMA 74003  FACSIMILE  (918) 336-3152

-------------------------------------------  Email: info@hesklaw.com

JACK HESKETT (1932 - 2005)

BILL HESKETT (1933 - 1993)

September 1, 2021

Division of Corporate Finance

Office of Technology

United States Securities

and Exchange Commission

Re:Entertainment Holdings, Inc.

Amendment No. 1 to Form 10-12G

Filed July 30, 2021

File No. 000-56317

Dear sir or madam:

I am counsel for Entertainment Holdings, Inc. and am in receipt of your letter dated August 26, 2021, regarding the referenced filings. The Company’s responses to your questions are as follows:

Item 1A. Risk Factors, page 6

1.We note the statement on page 13 in the risk factor on Rule 144 that you are registering all of the shares outstanding so your sole officer will be able to sell his shares if this registration statement becomes effective. Please revise, as this registration statement is registering the class of securities under the Securities Exchange Act of 1934 and is not registering the shares held by your sole officer and director. Therefore, Rule 144 would continue to apply to your sole officer. Please reconcile. In addition, please provide clear disclosure that Rule 144 is not available to shell companies.

Response: We have amended the referenced section to reflect the shell status and the inability to trade the restricted securities. (pg 13)

Item 5. Directors and Executive Officers, page 22

2.Please describe the business experience during the past five years of Mr. G. Reed Petersen, as required by Item 401(e) of Regulation S-K, including prior and current involvement with blank check companies. For example, we note Mr. Peterson is involved with Entertainment Holdings, Inc. Please disclose his prior performance history with such companies, including:

•The company's name;

•His relationship with the company;

•Whether the company has engaged in a business combination;

•Whether the company registered any offerings under the Securities Act; and

•Whether any transaction resulted in termination of his association with any blank check or shell company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity.

In addition, please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Petersen should serve as a director as required by Item 401(e). Please clearly identify Mr. Petersen as a promoter. See Item 401(g). Finally, disclose whether Mr. Petersen has been involved with certain legal proceedings that occurred during the past ten years. See Item 401(f).

Response: We have provided the required information. (pg 21)

3.We note the risk factor on page 9 and the general disclosure on page 23 about conflicts of interest. Please provide disclosure of the specific conflicts of interest, specifically identifying the businesses that present a conflict of interest with this company.

Response: we have amended the referenced section to reflect conflicts of interest existing for Mr. Petersen. (pg 8, 23)

Item 10. Recent Sales of Unregistered Securities, Page 26.

4.Please revise to provide the disclosure required by Item 701 of Regulation S-K for the issuance of securities in the domiciliary merger and the holding company parent/subsidiary formation, as referenced in footnote 1 to the financial statements. In addition, we note that Mr. Petersen became the sole officer and director in May 2021, at the same time as the reorganizational activities referenced above. Please provide clear disclosure of the transaction(s) through which Mr. Petersen obtained shares in the company. It appears that the reorganization and the resulting change in the nature of the shareholders’ investment may constitute a “sale” under Section 2(a)(3) of the Securities Act. For guidance, please see Section 203.02 of our Compliance and Disclosure Interpretations (Securities Act Sections), which is available on our website. Please provide your analysis with specific facts regarding the reorganization and the number and type of Lake Victoria Mining Company, Inc.’s shareholders. Alternatively, tell us the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state the facts relied upon to make the exemption available.

Response: Your comment references Section 203.02 of the Securities Act Compliance and Disclosure Interpretations, which deals with the effect of the transfer of an option to a non-employee on the utilization of Form S-8. I believe the staff is referring to Section 539.03, which states

539.03 Statutory mergers by means of security holders’ vote are defined by Rule 145(a)(2), for purposes of Section 2(a)(3), as events of sale. The rule excludes from this definition mergers for the sole purpose of changing the issuer's state of incorporation. The exclusion itself is limited to migratory transactions occurring exclusively within the United States, from one state to another. Despite the rule’s express domestic limitation, similar transactions changing a foreign issuer’s domicile from one political subdivision of a country to another (such as reincorporation from one Canadian province to another) likewise should not be treated as a sale. However, if a non-U.S. corporation undertakes a merger to incorporate within the United States, the migratory transaction is an event of sale that must be registered with the Commission or exempt from registration. [Nov. 26, 2008]

            Securities Act Rule 145 provides, in its Preliminary Note, that the thrust of the rule is that an offer, offer to sell, offer for sale, or sale occurs when there is submitted to security holders a plan or agreement pursuant to which such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security in exchange for their existing security. Rule 145 embodies the Commission's determination that such transactions are subject to the registration requirements of the Act, and that the previously existing no-sale theory of Rule 133 is no longer consistent with the statutory purposes of the Act.

As further set forth in subsection (a) of that rule, an offer, offer to sell or for sale of sale is deemed to be involved when pursuant to statutory provisions of the jurisdiction under which such corporation or other person is organized, or pursuant to provisions contained in its certificate of incorporation or similar controlling instruments, or otherwise, there is submitted for the vote or consent of such security holders a plan or agreement for . . .  [a] statutory merger.

The Commission has long recognized the form of Reorganization executed here under comparable circumstances, including similar holding company reorganizations.  See e.g., The Dress Barn, Inc., available August 13, 2010, GulfMark Offshore, Inc., available January 11, 2010, Tim Hortons Inc., available September 9, 2009, Weatherford International Ltd., available January 14, 2009, Willbros Group, Inc., available February 27, 2009, Pediatridx Medical Group, Inc., available December 22, 2008, Otter Tail Corporation, available December 2008, Mentor Corporation, available September 26, 2008, Dollar Tree Stores, Inc., available February 20, 2008, InterDigital Communications Corporation, available June 25, 2007, Hecla Mining Company, available October 31, 2006, Mercer International, Inc., available December 12, 2005, Matria Healthcare, Inc., available February 10, 2005, and Adolph Coors Company, available August 25, 2003, Bon-Ton Sores (July 14, 1995), INDESCO, Inc. (October 31, 1995), Toys R Us, Inc. (December 31, 1995), ABX Air, Inc. (June 13, 2007), Brandywine Raceway Association (June 27, 1977), BMC West Corp. (April 16, 1997), Roper Industries, Inc. (July 19, 2007), Lamalie Assoc., Inc. (December 16, 1998), IPC Information Systems, Inc. (May 20, 1999), Kerr-McGee Holdco, Inc., (July 31, 2001), Hecia Mining Co. (October 31, 2006), Equitable Resources, Inc. (April 25, 2007), and Halliburton Co. (December 11, 1996).

The foregoing information is deemed to be Company’s complete response to your inquiries of August 26, 2021.  In the event you require additional information or have additional questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Jacob Heskett

Jacob Heskett